File No. 70-8591

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549



                         AMENDMENT NO. 2
                               TO
                            FORM U-1



                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             *  *  *

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 COLUMBUS SOUTHERN POWER COMPANY
          215 North Front Street, Columbus, Ohio  43215

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                     KENTUCKY POWER COMPANY
          1701 Central Avenue, Ashland, Kentucky  41101

                     KINGSPORT POWER COMPANY
          422 Broad Street, Kingsport, Tennessee  37660

                       OHIO POWER COMPANY
         339 Cleveland Avenue, S.W., Canton, Ohio  44702

                     WHEELING POWER COMPANY
        51 - 16th Street, Wheeling, West Virginia  26003

                             *  *  *

             AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             Name of top registered holding company
             parent of each applicant or declarant)

                             *  *  *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus,Ohio  43215
           (Name and addresses of agents for service)



     Appalachian Power Company, Columbus Southern Power Company, Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company hereby amend their Application or Declaration on Form U-1 in File No. 70-8591 as follows:
     1. By amending and restating the seventh and tenth paragraphs of ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS:
          "Each Company also proposes to engage in meter reading, billing, and collecting services ('Meter Reading Services') for water, gas and other utilities ('Other Utilities').
          The Companies anticipate that many opportunities to provide such Meter Reading Services to Other Utilities may arise in or near the service territories of the Companies. In no event will such Meter Reading Services be provided to Other Utilities where more than 49% of the customers of such Other Utilities are not also electric customers of one or more of the Companies, except that such limitation may be exceeded with respect to one or more Other Utilities provided that (i) the aggregate number of customers of each such Other Utility whose meters are read, bills are processed and collected who are not also electric customers of one or more of the Companies does not exceed the aggregate number of electric customers of the Companies (currently approximately 2.9 million), and (ii) any such customers that are not also electric customers of one or more of the Companies are located within the service territory of one or more of the Companies (for example, as the customer of a municipal electric utility the service territory of which is contained within a Company's service territory) or within the service territory of a contiguous Other Utility."
          2.   By adding the following paragraphs at the end of
ITEM 1:
          "The Companies request the Commission to reserve jurisdiction over the acquisition of securities described in this Application pending completion of the record.
                    Compliance with Rule 54:
          Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ('EWG') or foreign utility companies ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.
     The requirements of Rule 53(a), (b) and (c) are satisfied.
          Rule 53(a)(1). As of September 30, 1996, American Electric Power Company, Inc. ('American'), parent of the Companies, had no investments in EWGs or FUCOs. This investment represents less than 1% of $1,473,434,000, the average of the consolidated retained earnings of American reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996.
          Rule 53(a)(2). American will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of American will, at any one time, directly or indirectly, render services to an EWG or FUCO.
          Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating company subsidiaries.
          Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,472,434,000) represented an increase of approximately $117,179,000 (or 8.6%) in the average consolidated retained earnings from the previous four quarterly periods ($1,356,255,000); and (iii) for the year ended December 31, 1995, there were no losses attributable to American's investments in any EWG or FUCO.
          Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied."
     3.   Exhibit F, Opinion of Counsel, is filed herewith.

                            SIGNATURE
     Pursuant to the requirements of the Public Utility holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

               APPALACHIAN POWER COMPANY
               COLUMBUS SOUTHERN POWER COMPANY
               KENTUCKY POWER COMPANY
               KINGSPORT POWER COMPANY
               INDIANA MICHIGAN POWER COMPANY
               OHIO POWER COMPANY
               WHEELING POWER COMPANY


               By /s/ A. A. Pena
                             Treasurer

Dated: December 4, 1996




                                                        Exhibit F



614/223-1648



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

December 3, 1996

Re:  File No. 70-8591

Gentlemen:

In connection with the Application or Declaration on Form U-1 in the captioned File which relates to providing meter reading, billing and collecting services to gas, water and other utilities, I have examined, among other things, the Application or Declaration and amendments thereto filed with your Commission under the Public Utility Holding Company Act of 1935.

In my opinion, if the said Application or Declaration is permitted to become effective and if the proposed transactions are consummated in accordance with the said Application or
Declaration:

     (a) all state laws applicable to the proposed transactions will have been complied with; and

     (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Companies or any associate company thereof.

I consent to the use of this opinion as a part of the above-mentioned Application or Declaration filed with this Commission.

Very truly yours,
/s/ Thomas G. Berkemeyer


Thomas G. Berkemeyer
    Counsel for
   the Companies

TGB/mms